Room 4561
Via fax – (508) 323-1111

March 19, 2007

R. Scott Murray
President and Chief Executive Officer
3COM Corporation
350 Campus Drive
Marlborough, MA 01752

> **Re:** **3COM Corporation**
> **Form 10-K for the Fiscal Year Ended June 2, 2006**
> **Filed August 11, 2006**
> **Form 10-Q for the Quarterly Period Ended December 1, 2006**
> **Filed January 9, 2007**
> **File no. 0-12867**

Dear Mr. Murray:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 2, 2006

Consolidated Statement of Operations, page 47

1. We note that you include both products and services in your line item titled "Sales" in your Consolidated Statement of Operations. Tell us how you considered separately disclosing product and service revenues and their respective

costs pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X. In this regard, we note your breakdown of product categories on page 34 and it appears that certain categories may include both product and services (e.g. TippingPoint maintenance included in the Security category).

Note 2: Significant Accounting Policies

Revenue Recognition, page 53

2.   You indicate that for sales of products that contain software that is marketed separately, you apply SOP 97-2 to recognize revenue. Tell us for which of your products the software is sold separately and accounted for pursuant to SOP 97-2. For the remaining products, where software may not be sold separately but is embedded in the hardware, tell us how you determined that SAB 104 is the applicable accounting guidance for revenue recognition. In this regard, for each product line, tell us how you considered the guidance in footnote 2 to SOP 97-2 in determining that the embedded software is incidental to the hardware.

3.   We note in your disclosure that for arrangements that include multiple elements, such as sales of products that include maintenance or installation services, revenue is allocated to each element based on the relative fair value. For multiple-element arrangements that are accounted for pursuant to SOP 97-2, tell us how you determine VSOE for each undelivered elements. For maintenance, explain the process you use to evaluate the various factors that affect your VSOE. Does the price charged for the individual elements vary from customer to customer or geographic location. If so, please explain how the Company determined that they can reasonably estimate fair value of each undelivered element. Tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

4.   We note your reference to software updates on page 6. Tell us if you offer specified or unspecified upgrade rights and tell us how you account for such rights pursuant to paragraphs 36 – 38 and 56 of SOP 97-2.

5.   Please clarify your statement that sales of services, including professional services, system integration, project management and training are recognized upon delivery and completion of performance. Do delivery and completion normally occur at the same time? If not, tell us if revenues are recognized at various points as the services are being performed and describe to us the timing for your revenue recognition and the methods use to recognize revenue (i.e. proportional performance, time and materials, etc.).

6.   Please explain the increase in deferred revenue included in accrued liabilities and other from $21,756 at May 31, 2005 to $57,050 at May 31, 2006.

Note 4: Acquisitions, page 56

7.   We note that on January 27, 2006 the Company acquired an additional 2% interest in the H-3C joint venture, bringing your total investment interest to 51%. We further note that the Company determined the criteria of EITF 96-16 have been met and accordingly, you consolidated H-3C's financial statements beginning February 1, 2006. It appears from your disclosures that the minority shareholder, Huawei, has certain approval or veto rights. Please explain such rights and tell us whether you considered such rights to be protective or participating rights. If the latter is the case, then tell us how you determined whether such rights were substantive and how you determined that consolidation by the majority shareholder was appropriate based on the guidance in EITF 96-16.

8.   Notwithstanding your response to our previous comment, tell us how you considered the guidance in FIN 46R in determining whether your investment in H-3C should be consolidated. Please provide us your analysis under FIN 46R at both the initial formation of the joint venture when the Company had a 49% ownership interest and at the point you acquired the additional 2% ownership interest. At a minimum, tell us how you evaluated paragraph 5 of FIN 46(R) in concluding whether the joint venture is a variable interest entity under this Interpretation. If you have determined that your investment in the limited liability company is a variable interest entity, explain how you evaluated paragraph's 14 and 15 of FIN 46(R) to determine the primary beneficiary.

9.   We note your disclosures in Note 4 where you provide the allocation of the $28.2 million purchase price paid to acquire the additional 2% interest in H-3C. Tell us how you considered the amount previously paid to acquire the initial 49% interest in this joint venture in accounting for this step acquisition. In this regard, we note your disclosures in Note 10 where you indicate that the Company recorded approximately $132.7 million of intangible assets related to the H-3C acquisition, however, it is not clear from your disclosures in Note 4 how you determined the total cost of this acquisition and how you allocated the entire purchase price in this transaction. Please explain.

Note 20: Geographical Information, page 77

10.   We note from your disclosures that you do business in the Middle East. Please advise us of all the countries in the Middle East in which you operate and do business.

Form 10-Q for the Quarterly Period Ended December 1, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - Three and Six Months Ended November 30, 2006 and 2005, page 20

11.   We note that other income, net increased $12.1 million and $16.7 million in the three and six months ended November 30, 2006, respectively, due mainly to other income from H-3C for an operating subsidy program by the Chinese tax authorities funded by VAT, collected by H-3C from purchasers of certain software products. Please explain the terms of this subsidy program and tell us how it results in income to the Company.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief